ASCENDIS PHARMA Jan Mikkelsen, President and CEO Company Presentation, Q2 2015 1 Q2 2015 Exhibit 99.1

CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS:
2 Q2 2015
This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, business strategy, prospective products, availability of funding, clinical trial results (including the timing of data from our ongoing Phase 2 pediatric study of TransCon hGH), product approvals and regulatory pathways, collaborations, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements.
These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F, particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all.
Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events or otherwise after the date of this presentation.
This presentation concerns product candidates that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities.
These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated.
Ascendis is a trademark that we use in this presentation. Any other trademarks appearing in this presentation are the property of their respective holders.

INVESTMENT HIGHLIGHTS
*USD/EUR=1.076 as of March 31, 2015
TransCon technology is applied to create long-acting prodrugs with best-in-class profiles
Internal programs targeting multi-billion dollar orphan indications:
- Growth disorders and pulmonary arterial hypertension
Capital to complete Phase 3 study of TransCon Growth Hormone
March 31 , 2015 cash balance: ~€153 million*
High-value collaborations with Large Cap Pharma in their key strategic therapeutic areas
- Roche Genentech in ophthalmology
- Sanofi in diabetes
Existing and future collaborations are a potential source of significant revenue
- Approximately €202 million* in development and regulatory milestones for three product candidates
- Eligible for royalties from mid-single to low teen digit percentages from ophthalmology collaboration
All TransCon products eligible for new composition of matter IP
TransCon technology is broadly applicable with no third-party royalty or milestone payment obligations
Technology &
Pipeline
Strong
Balance Sheet
Partners
Partner
Revenue
Intellectual
Property
3 Q2 2015
st

EXPERIENCED LEADERSHIP TEAM
4
Jan Mikkelsen, Director, President and CEO
LifeCycle Pharma (now known as Veloxis), Maxygen,
Profound Pharma, Novo Nordisk
Martin Auster, MD, SVP & CBO
United Therapeutics, Wachovia, GLG Partners
Michael Wolff Jensen, LLM,
Chairman, SVP & General Counsel
Dong Energy, Veloxis, Genmab
Grethe Rasmussen, PhD, SVP Development
Maxygen, Novo Nordisk
Dr. Harald Rau, SVP & CSO
Complex Biosystems
Thomas P. Soloway, SVP & CFO
Transcept, Montreux Equity Partners
Lotte Sønderbjerg, SVP & CAO
Veloxis, Acadia, Novo Nordisk
Management
Michael Wolff Jensen, LLM,
Chairman, SVP & General Counsel
Dong Energy, Veloxis, Genmab
Albert Cha, MD, PhD
Vivo Capital, Managing Partner
Edwin de Graaf
Gilde Healthcare Partners, Managing Partner
James Healy, MD, PhD
Sofinnova Ventures, General Partner
Michael Mayer
TechnoStart, Managing Partner
Jan Mikkelsen, President and CEO
LifeCycle Pharma (now known as Veloxis), Maxygen,
Profound Pharma, Novo Nordisk
Martin Olin
Symphogen A/S, CFO
Jonathan Silverstein, JD
Orbimed, Co-Head of Global Private Equity
Rafaèle Tordjman, MD, PhD
Sofinnova Partners, Managing Partner
Board of Directors
Q2 2015

TRANSCON TECHNOLOGY
Predictable self-cleaving
of TransCon linker
Parent
drug
Inactive long-acting prodrug
Unmodified active parent drug released
Long-acting prodrugs with predictable release of unmodified parent drugs
Parent drugs can be proteins, peptides or small molecules
Predictable release of parent drug supporting up to half-yearly administration
TransCon linker release dependent only on pH and temperature
Enables systemic or localized drug exposure depending upon choice of TransCon carrier
Same mode-of-action as parent drug molecule
Potential to improve development success rate when incorporating approved parent drug
TransCon carrier
TransCon linker
Parent
drug
Parent
drug
5 Q2 2015

BROAD, BALANCED AND DIVERSE PIPELINE
Product Candidate Primary Indication
Approved
Parent
Drug Stage of Development Market Size
Worldwide
Commercial
Rights
TransCon
Growth Hormone
Pediatric Growth
hormone deficiency
Phase 2
(Topline data expected mid-2015)
> $3 billion
Adult Growth hormone
deficiency
Phase 2 completed
TransCon Treprostinil
Pulmonary Arterial
Hypertension
Phase 1 > $1 billion
TransCon Ranibizumab Ophthalmology Preclinical > $5 billion
TransCon Peptide Diabetes Preclinical n/a
6 Q2 2015

TransCon hGH: Once-weekly growth hormone 7 Q2 2015

ONCE-WEEKLY TRANSCON GROWTH HORMONE
The daily hGH market is a $3+ billion orphan opportunity
Current therapies require daily injections, which can result in poor compliance and suboptimal treatment response
1
TransCon Growth Hormone is a long-acting prodrug designed to release unmodified growth hormone in the bloodstream
Maintains the same mode-of-action as daily hGH
Efficacy, safety, tolerability and immunogenic profile comparable to daily hGH
Phase 2 study in adults with growth hormone deficiency: Comparable dose response and tolerability to daily hGH therapy
Phase 2 study in children with growth hormone deficiency ongoing
1 PLoS ONE 2011, 6(1), e16223
8 Q2 2015

7%
2%
3%
51%
19%
18%
GHD
TS
ISS
SGA
PWS
Other Indications

Global sales of daily hGH products exceeded $3 billion in 2013
The daily hGH market is fragmented and undifferentiated
Novo Nordisk, Pfizer, Eli Lilly, Sandoz, Merck KGaA and Roche account for approximately
95% of volume market share
Pediatric indications comprise up to 90% of the market
Indications for growth hormone treatment include:
Growth Hormone Deficiency (GHD)
Turner Syndrome (TS)
Idiopathic short stature (ISS)
Prader-Willi Syndrome (PWS)
Small for Gestational Age (SGA)
GROWTH HORMONE MARKET
Ascendis market research
9 Q2 2015

Height Velocity SDS
4
3
2
1
0
p< 0.001
p< 0.01
≥3
2
≤1

POOR COMPLIANCE REDUCES TREATMENT OUTCOMES
Poor compliance with daily growth hormone therapy is associated with reduced height velocity and impaired quality of life
Two out of three of the patients miss more than one injection on average per week
Reduced frequency of administration is associated with better compliance
Once-weekly TransCon Growth Hormone may improve compliance and overall treatment outcomes
1 PLoS ONE 2011, 6(1), e16223
2 Clinical Therapeutics, 2008, 30(2),307
Doses missed
per week
Higher
compliance
Improved growth
response
10 Q2 2015
1
2

TRANSCON hGH: LONG-ACTING UNMODIFIED GROWTH HORMONE
Q2 2015 11
TransCon Growth Hormone is designed to provide the efficacy, safety and tolerability of daily hGH with once-weekly dosing
Height
Velocity
Metabolic
effects
Quality
of Life
Safety
Injection
Device
Daily hGH treatment characteristics
TransCon hGH prodrug
releases unmodified hGH
First-year height velocity
>10 cm
Reduced adiposity and improved
cardiovascular health
Improved
Safe and well-tolerated
Essentially pain-free
< 1.0 mL per injection
Convenient and easy to use

TRANSCON hGH: OVERVIEW OF COMPLETED STUDIES
Dose proportional response in hGH and IGF-I levels
hGH & IGF-I Cmax and exposure comparable between
equivalent weekly doses of TransCon hGH and daily hGH
No treatment-emergent anti-hGH antibody formation
Transient and generally mild injection site reactions
comparable to daily hGH
PK and PD data support once-weekly administration
Phase 1
First in man
Phase 1
High dose
enabling
Phase 2
Adult GHD
12 Q2 2015

PHASE 2 STUDY IN GHD CHILDREN ONGOING
Six-month Phase 2 study in GHD children of TransCon hGH vs. daily hGH
-
Multicenter, randomized, open label, active-controlled, parallel-group study investigating the safety, tolerability and efficacy in pre-pubertal children with GHD (n=53)
-
Efficacy endpoint: 6-month mean height velocity
-
Enrolled children meet internationally recognized guidelines, similar enrollment criteria expected in
Phase 3 design
-
Doses of 0.14 mg, 0.21 mg and 0.30 mg hGH/kg/week administered once-weekly versus daily hGH equivalent to 0.21 mg hGH/kg/week
-
Study being conducted across Europe and North Africa
Positive interim update reported December 2014 (n=25)
Fully enrolled: n=53
Top-line study results anticipated mid-2015
13 Q2 2015

Phase 2 pediatric study patient demographics are comparable to U.S. and EU studies of daily and long-acting growth hormone products
PATIENT DEMOGRAPHICS COMPARABLE TO OTHER hGH STUDIES
Q2 2015 14
VRS-317: Versartis corporate presentation Jan. 2015
Lagova: OPKO presentation ENDO 2014
Norditropin: JCEM 2002 87: 90-98
* Ascendis analysis using weighted average of cohorts 1-4
TransCon hGH
Weekly
VRS-317
Semi-monthly
Lagova*
Weekly
Norditropin
Daily
Key territory Europe United States Europe United States
Number of subjects 53 64 50 104
Age 7.8 7.8 6.1 7.8
Height SDS -3.1 -2.5 -3.9 -3.0
GH stimulation test 5.0 5.4 3.9 4.9
IGF-I SDS -2.2 -1.7 -2.1 -2.8

Mean Annualized Height Velocity of 25 patients completing 6 months

Annualized Height Velocity [cm]
20
18
16
14
12
10
8
6
4
2
0
11.9
13.4
14.5
11.5
0.14 mg rhGH/kg/week TransCon Growth Hormone
0.21 mg rhGH/kg/week TransCon Growth Hormone
0.30 mg rhGH/kg/week TransCon Growth Hormone
0.21 mg rhGH/kg/week Genotropin®

TRANSCON hGH PRODUCES ROBUST GROWTH COMPARABLE TO DAILY hGH TransCon hGH compared to Genotropin ® control arm Same weekly dose Phase 2 pediatric study 6-month interim results 15 Q2 2015

3
2
1
0
-1
-2
-3
IGF-I SDS (+ SEM)
0
1
2
3
4
5
6
7
Days (week 13)
TransCon hGH (0.30 mg/kg/wk)
TransCon hGH (0.21 mg/kg/wk)
TransCon hGH (0.14 mg/kg/wk)

DOSE PROPORTIONAL IGF-I ELEVATION INTO THE NORMAL RANGE
Transient point values of
IGF-I
SDS > +2 have been observed in a small
number of patients and only in the high-dose treatment arm
Phase 2 pediatric study 6-month interim results
16 Q2 2015

ascendispharma

25
20
15
10
5
0
hGH serum concentrations (+SEM) [ng/ml]
0
1
2
3
4
5
6
7
Days (week 13)
TransCon hGH (0.21 mg/kg/wk)
Genotropin (0.21 mg/kg/wk)

■

■

COMPARABLE hGH LEVELS FOR TRANSCON hGH AND DAILY hGH
Maximum hGH blood concentration is comparable between equivalent weekly doses of TransCon hGH and daily hGH (0.21 mg/kg/week)
Dose-proportionality observed for TransCon hGH across dose range
Phase 2 pediatric study 6-month interim results
17 Q2 2015

SAFETY COMPARABLE BETWEEN TRANSCON hGH AND DAILY hGH
No Serious Adverse Events (SAEs) related to study drug
Adverse events consistent with hGH therapy observed and not different between cohorts
Low immunogenicity comparable to daily hGH
Transient injection site reactions comparable to daily hGH
-
>950 TransCon hGH injections administered in the Phase 2 pediatric study
-
No reports of lipoatrophy or nodule formation
Phase 2 pediatric study 6-month interim results
18 Q2 2015

Mean Annualized Height Velocity (cm/year)
14
12
10
8
6
4
2
0

TRANSCON hGH MAY IMPROVE REAL-WORLD TREATMENT OUTCOMES
Phase 2 interim results demonstrate improved height velocity compared to age-matched historical controls (KIGS database)
Improved height velocity translates into improved adult height
Sources: Ranke JCEM 2010 KIGS database/CDC/Company analysis
TransCon hGH 6-month HV vs. KIGS 12-month HV
No statistical comparison conducted between the two studies
Genotropin (KIGS)
Prescribed 0.22 mg/kg/wk
TransCon hGH
0.21 mg/kg/wk
19 Q2 2015

LONG-ACTING GROWTH HORMONE PROGRAMS
20
Ascendis Versartis OPKO Novo
Height velocity
11.9 - 14.5 cm
As daily hGH
8.7 cm
No active control
12.2-13.6 cm
As daily hGH
No data
Mode of action: Unmodified hGH
comparable to daily hGH
Yes No No No
Growth hormone blood levels
comparable to daily hGH
Yes
No
(Supra-physiological)
No
(Supra-physiological)
No
(Supra-physiological)
Injection volume
<1 mL for most GHD patients
Yes No Yes Yes
Injection frequency
Weekly Every two weeks Weekly Weekly
Source: Versartis, OPKO, Novo
Q2 2015

SUMMARY TRANSCON GROWTH HORMONE
Efficacy, safety profile and mode-of-action comparable to daily hGH with once-weekly administration
TransCon hGH has the potential to improve real-world treatment outcomes
One Phase 3 study in GHD children may enable approval for several indications based on 505(b)(2) strategy
Clinical milestones:
–
Phase 2 pediatric study: Top-line data expected mid-2015
–
Phase 3 pediatric study: Planned initiation of 12-month height velocity trial in mid-2016
Strong IP position with patent life extending until 2035
21 Q2 2015

TransCon Treprostinil: Once-daily administration 22 Q2 2015

ONCE-DAILY TRANSCON TREPROSTINIL
Global sales of prostacyclin therapy for Pulmonary Arterial Hypertension (PAH)
represented a ~$1.2 billion orphan drug market in 2013
TransCon Treprostinil is being designed as a long-acting prodrug to be inactive and continuously release unmodified treprostinil after administration
To maintain same mode-of-action as treprostinil and preserves the benefits of continuous exposure
To address the administrative burden that prevents patient and physician acceptance of currently approved prostacyclin therapies
Phase 1 proof-of-concept study completed
Demonstrated predictable, extended release of unmodified treprostinil supporting infusion-like pharmacokinetics
Injection-site tolerability of TransCon Treprostinil did not meet the criteria defined in the target product profile
New product formulations are currently being explored to improve injection site tolerability
23 Q2 2015

Investment Highlights 24 Q2 2015

INVESTMENT HIGHLIGHTS
Q2 2015 25
Internal pipeline focused on developing best-in-class products for orphan markets
TransCon Growth Hormone: Phase 2 pediatric study top-line results expected mid 2015
High-value partnerships in place
Roche Genentech in ophthalmology and Sanofi in diabetes
Broadly applicable and proven TransCon technology platform
Validated with proteins, peptides and small molecules
Strong financial position
Capitalized to complete Phase 3 study of TransCon Growth Hormone